Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).  The Offer (as defined below) is made only by the Offer to Purchase dated July 28, 2009 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares.  The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.  In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
of
iBASIS, INC.
at
$1.55 Net Per Share
by
KPN B.V.
a wholly owned subsidiary of
KONINKLIJKE KPN N.V.

KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc., a Delaware corporation (the “Company”), that are not already owned by Purchaser at a price of $1.55 per Share net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), and on the other terms and subject to the conditions specified in the Offer to Purchase dated July 28, 2009 (the “Offer to Purchase”) and in the letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements to the Offer to Purchase or the Letter of Transmittal, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, AUGUST 24, 2009, UNLESS THE OFFER IS EXTENDED.

The Offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the Shares outstanding immediately prior to the expiration of the Offer, excluding Shares owned by Purchaser, Parent or their respective affiliates (including Celtic ICS Inc., a Delaware corporation (“Merger Sub”)) or the directors or officers of Purchaser, Parent, Merger Sub or the Company.  The Offer is also subject to the condition, which may, to the extent permitted by law, be waived by Purchaser in its sole discretion, that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, when added to the number of Shares already owned by Purchaser, represents at least 90% of the Shares outstanding immediately prior to the expiration of the Offer.  The Offer is also subject to other important conditions set forth in the Offer to Purchase.  There is no financing condition to the Offer.

The purpose of the Offer is to acquire as many as possible of the Shares not already owned by Purchaser as a first step in acquiring the entire equity interest in the Company.  If, following consummation of the Offer, Purchaser owns, directly or indirectly, at least 90% of the outstanding Shares, then, as soon as reasonably practicable thereafter, Purchaser intends to cause the Company to consummate, unless it is not lawful to do so, a “short-form” merger under Delaware law in which all Shares held by stockholders other than Purchaser and Merger Sub would be converted into the right to receive cash equal to the same price per Share as was paid in the Offer, without interest (subject to appraisal rights for those stockholders that properly perfect and exercise such rights under Delaware law).  THIS TRANSACTION COULD RESULT IN THE COMPANY GOING PRIVATE.

The Offer is being made without the prior approval of the Company’s board of directors.

Tendering stockholders who are record owners of their Shares and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions.  Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.  Except as otherwise provided in Instruction 6 of the Letter of Transmittal, stockholders will not be obligated to pay stock transfer taxes with respect to the sale of Shares pursuant to the Offer.  Parent and/or Purchaser will pay all charges and expenses of the Depositary and Okapi Partners LLC (the “Information Agent”) incurred in connection with the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer.  Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.  In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the share certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.  Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for any Shares, regardless of any extension of the Offer or any delay in paying such purchase price.

The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, August 24, 2009 (which is the end of the day on August 24, 2009), unless Purchaser, in its sole discretion, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

Any extension of the Offer will be followed as promptly as practicable by a public announcement.  Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.  During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares (except during a Subsequent Offering Period, as defined below).  Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 25, 2009.  For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase.  Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares.  If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution.  If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.  All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares, and all questions as to validity, form and eligibility (including time of receipt) of any notice of withdrawal, will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Purchaser may, subject to certain conditions, elect to provide a subsequent offering period of from three business days to 20 business days in length following the expiration of the Offer and acceptance for payment of the Shares validly tendered in the Offer and not validly withdrawn prior to the Expiration Date (a “Subsequent Offering Period”).  A Subsequent Offering Period would be an additional period of time, following the first acceptance for payment of Shares in the Offer, during which stockholders would be able to tender Shares not tendered in the Offer.  Purchaser currently does not intend to include a Subsequent Offering Period in the Offer, although it reserves the right to do so in its sole discretion.  During a Subsequent Offering Period, tendering stockholders would not have withdrawal rights and Purchaser would promptly accept for payment and pay for any Shares tendered at the same price paid in the Offer.

The receipt of cash in the Offer or the proposed second-step merger will be a taxable transaction for U.S. Federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.  Stockholders should consult their tax advisors about the particular effect the proposed transactions will have on their Shares.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company’s list of stockholders and security position listings for the purpose of disseminating the Offer to the Company’s stockholders.  The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at its address, telephone number and/or email address listed below.  Copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent and will be furnished promptly upon request at Parent's and/or Purchaser's expense.  Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is: 780 Third Avenue, 30th Floor New York, New York 10017

Banks and Brokerage Firms, Please Call: +1 212 297 0720 Stockholders and All Others Call Toll-Free: +1 877 869 0171 Email: info@okapipartners.com
July 28, 2009